Exhibit 16.3

George LeFevre
949.307.6911

April 24, 2008
Scott W. Absher, CEO of Neotactix Corporation
18101 Von Karman Ave
Suite 330
Irvine, CA  92612

Dear Scott,

I am not in agreement in which the Company is intending to move forward in its business direction.  I will need to find another business opportunity to start generating income as I no longer can financially continue to personally sacrifice for this Company.

It is with regret that I submit this letter of resignation, effective immediately on April 24, 2008.  Please accept this letter to dissolve my position as both Board Member and Officer positions with the operation Company and its subsidiary.

Kindly,

/s/ George LeFevre                                                                                     Dated: April 24, 2008
-------------------------
     George LeFevre
      949.307.6977